SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM S-1

POST-EFFECTIVE AMENDMENT NUMBER 42 TO

REGISTRATION STATEMENT NUMBER 333-46683

Ameriprise Market Strategy Certificate

UNDER

THE SECURITIES ACT OF 1933

AMERIPRISE CERTIFICATE COMPANY

(Exact name of registrant as specified in charter)

DELAWARE

(State or other jurisdiction of incorporation or organization)

6725

(Primary Standard Industrial Classification Code Number)

41-6009975

(I.R.S. Employer Identification No.)

70100 Ameriprise Financial Center, Minneapolis, MN 55474, (612) 671-3131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott R. Plummer - 5228 Ameriprise Financial Center,

Minneapolis, MN 55474, (612) 671-1947

(Name, address, including zip code, and telephone number, including area code, of agent for service)

This Post-Effective Amendment to the Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

Explanatory Note

This Post-Effective Amendment No. 42 relates to the Registrant’s Post-Effective Amendment No. 41 to the Registration Statement on Form S-1, for Ameriprise Market Strategy Certificate (File No. 333-46683), filed by the Registrant on April 25, 2014 and declared effective by the Securities and Exchange Commission on April 30, 2014. The Registrant is filing this Post-Effective Amendment No. 42 pursuant to Rule 462(d) under the Securities Act for the sole purpose of replacing Exhibit 10(f)(i) to the above-referenced Post-Effective Amendment No. 41. This Post-Effective Amendment No. 42 does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 16 of Part II as set forth below.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item

Number

Item 13.	Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered are to be borne by the registrant.

Item 14.	Indemnification of Directors and Officers.

The By-Laws of Ameriprise Certificate Company provide that it shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he was or is a director, officer, employee or agent of the company, or was or is serving at the direction of the company, or any predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the state of Delaware, as now existing or hereafter amended.

The By-Laws further provide that indemnification questions applicable to a corporation which has been merged into the company relating to causes of action arising prior to the date of such merger shall be governed exclusively by the applicable laws of the state of incorporation and by the by-laws of such merged corporation then in effect. See also Item 17.

Item 15.	Recent Sales of Unregistered Securities.

N/A

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

1(a)	Distribution Agreement, dated Dec. 31, 2006, between ACC and Ameriprise Financial Services, Inc. filed electronically on or about Feb. 26, 2007 as Exhibit 1 to Post-Effective Amendment No. 35 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate is incorporated by reference.

1(b)	Exhibit A to Distribution Agreement, effective May 15, 2012, filed electronically on or about February 27, 2013 as Exhibit 10(b) to Ameriprise Certificate Company Form 10-K filing is incorporated by reference.

2	Not Applicable.

3(a)	Amended and Restated Certificate of Incorporation of American Express Certificate Company, dated Aug. 1, 2005, filed electronically on or about March 10, 2006 as Exhibit 3(a) to Ameriprise Certificate Company’s 2005 annual report on Form 10-K is incorporated by reference.

3(b)	By-Laws of Ameriprise Certificate Company, filed electronically on or about November 5, 2010 as Exhibit 3(b) to Ameriprise Certificate Company’s Form 10-K, are incorporated herein by reference.

4	Not Applicable.

5	An opinion and consent of counsel as to the legality of the securities being registered, filed electronically as Exhibit 5 to Post-Effective Amendment No. 24 to Registration Statement No. 2-95577 is incorporated by reference.

6 through 9 None.

10(a)	Investment Advisory and Services Agreement, dated Dec. 31, 2006, between ACC and RiverSource Investments, LLC, now known as Columbia Management Investment Advisers, LLC, filed electronically on or about Feb. 26, 2007 as Exhibit 10(a) to Post-Effective Amendment No. 35 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate is incorporated by reference.

10(b)	Administration and Services Agreement, dated Oct. 1, 2005, between RiverSource Investments, LLC, now known as Columbia Management Investment Advisers, LLC, and Ameriprise Financial, Inc. filed electronically on or about March 10, 2006 as Exhibit 10(s) to Ameriprise Certificate Company’s 2005 annual report on Form 10-K is incorporated by reference.

10(c)	Depositary and Custodial Agreement, dated Dec. 31, 2006, between ACC and Ameriprise Trust Company, filed electronically on or about Feb. 26, 2007 as Exhibit 10(c) to Post-Effective Amendment No. 35 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate is incorporated by reference.

10(c)(i)	Amendment, dated December 15, 2008, to the Depositary and Custodial Agreement, dated December 31, 2006, between Ameriprise Certificate Company and Ameriprise Trust Company, filed electronically on April 25, 2014 as Exhibit 10(c)(i) to Post-Effective Amendment No. 45 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate is incorporated by reference.

10(d)	Transfer Agent Agreement, dated Dec. 31, 2006 between ACC and RiverSource Service Corporation, now known as Columbia Management Investment Services Corp., filed electronically on or about Feb. 26, 2007 as Exhibit 10(e) to Post-Effective Amendment No. 35 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate is incorporated by reference.

10(e)	First Amendment to Transfer Agent Agreement, dated January 1, 2013, filed electronically on or about February 27, 2013 as Exhibit 10(d) to Ameriprise Certificate Company Form 10-K filing is incorporated herein by reference.

10(f)	Capital Support Agreement by and between Ameriprise Financial, Inc. and Ameriprise Certificate Company, dated as of March 2, 2009, filed electronically on or about March 2, 2009 as Exhibit 10(f) to Ameriprise Certificate Company’s Form 10-K is incorporated by reference.

10(f)(i)	First Amendment, dated April 30, 2014, to the Capital Support Agreement by and between Ameriprise Financial, Inc. and Ameriprise Certificate Company, dated as of March 2, 2009, is filed electronically herewith as Exhibit 10(f)(i) to Registrant’s Post-Effective Amendment No. 42 to Registration Statement No. 333-46683.

11 through 13 None

14(a)	Code of Ethics under Rule 17j-1 for Ameriprise Certificate Company effective August 21, 2013, filed electronically on or about November 4, 2013 as Exhibit 14(a) to Ameriprise Certificate Company’s Form 10-K, is incorporated herein by reference.

14(b)	Code of Ethics adopted under Rule 17j-1 for Ameriprise Certificate Company’s investment adviser, dated July 1, 2013, filed electronically on or about July 31, 2013 as Exhibit (14)(b) to Ameriprise Certificate Company’s Form 10-Q, is incorporated herein by reference.

14(c)	Code of Ethics under Rule 17j-1 for Ameriprise Certificate Company’s underwriter, dated February 2013, filed electronically on or about July 31, 2013 as Exhibit (14)(c) to Ameriprise Certificate Company’s Form 10-Q, is incorporated herein by reference.

15 through 22 None

23	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP) filed electronically on April 25, 2014 as Exhibit 23 to Registrant’s Post-Effective Amendment No. 41 to Registration Statement No. 333-46683 is incorporated by reference.

24	Directors’ Power of Attorney, dated February 26, 2014, filed electronically on April 25, 2014 as Exhibit 24 to Registrant’s Post-Effective Amendment No. 41 to Registration Statement No. 333-46683 is incorporated by reference.

25 through 27 None.

(b)	The financial schedules for Ameriprise Certificate Company filed electronically on February 28, 2014 with Ameriprise Certificate Company’s 2013 annual report filed on Form 10-K are incorporated by reference.

Item 17.	Undertakings.

Without limiting or restricting any liability on the part of the other, Ameriprise Financial Services, Inc., as underwriter, will assume any actionable civil liability which may arise under the Federal Securities Act of 1933, the Federal Securities Exchange Act of 1934 or the Federal Investment Company Act of 1940, in addition to any such liability arising at law or in equity, out of any untrue statement of a material fact made by its agents in the due course of their business in selling or offering for sale, or soliciting applications for, securities issued by the Company or any omission on the part of its agents to state a material fact necessary in order to make the statements so made, in the light of the circumstances in which they were made, not misleading (no such untrue statements or omissions, however, being admitted or contemplated), but such liability shall be subject to the conditions and limitations described in said Acts. Ameriprise Financial Services, Inc. will also assume any liability of the Company for any amount or amounts which the Company legally may be compelled to pay to any purchaser under said Acts because of any untrue statements of a material fact, or any omission to state a material fact, on the part of the agents of Ameriprise Financial Services, Inc. to the extent of any actual loss to, or expense of, the Company in connection therewith. The By-Laws of the Registrant contain a provision relating to Indemnification of Officers and Directors as permitted by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 30, 2014.

AMERIPRISE CERTIFICATE COMPANY

By:	/s/ Abu M. Arif
Abu M. Arif
President

Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed below by the following persons in the capacities indicated on April 30, 2014.

Signature	Capacity

/s/ Abu M. Arif	President and Director
Abu M. Arif	(Principal Executive Officer)

/s/ Ross Palacios	Vice President and Chief Financial Officer
Ross Palacios	(Principal Financial Officer)

/s/ David K. Stewart	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
David K. Stewart

/s/ Karen M. Bohn*	Director
Karen M. Bohn

/s/ Jean B. Keffeler*	Director
Jean B. Keffeler

/s/ Lorna P. Gleason*	Director
Lorna P. Gleason

/s/ Robert McReavy*	Director
Robert McReavy

*	Signed pursuant to Directors’ Power of Attorney, dated February 26, 2014, filed electronically on April 25, 2014 as Exhibit 24 to Registrant’s Post-Effective Amendment No. 41, by:

By:	/s/ Scott R. Plummer
Scott R. Plummer

EXHIBIT INDEX

10(f)(i)	First Amendment, dated April 30, 2014, to the Capital Support Agreement by and between Ameriprise Financial, Inc. and Ameriprise Certificate Company, dated as of March 2, 2009.